Ref.: File no. 82-4025

GLOBEX

**PRESS RELEASE**

**Globex Mining Enterprises Inc.**
**"At Home in North America"**
**17,547,674 shares issued and outstanding**

**November 21, 2007**

07028602

# GLOBEX UPDATE OF ACTIVITIES

SUPPL

***Rouyn-Noranda, Quebec, Canada.*** **GLOBEX MINING ENTERPRISES INC. (GMX –Toronto Stock Exchange, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF - U.S. International Premier OTCQX)**, at the request of several shareholders, is pleased to provide an update on the status of the Company and its activities.

Firstly, Globex still has a very low number of issued shares with the total **issued and outstanding at 17,547,674**. The president and secretary-treasurer, Jack and Dianne are the largest shareholders. Globex remains a very active exploration company while simultaneously generating revenue through property options and royalties.

At November 21, 2007, the Company is in a strong cash position with **$6.3 million in cash** GIC's (Guaranteed Investment Certificates) and banker's acceptance (bank term deposits) as well as approximately **$2.7 million in shares of other companies**. Included in the cash and negotiable securities is $2.8 million in flow-through funds which will finance Globex's exploration over the next 13 months. Any exploration expenditures made within the Province of Quebec, where Globex has many of its properties, will be subject to up to a 47% credit through Quebec Government exploration incentive programs. We foresee receiving over $500,000 from the Quebec government as a credit on expenditures already undertaken in 2007, an ongoing credit for exploration expenditures.

In addition, on the financial front, the Fabie Bay copper mine owned by **First Metals Inc.**, commenced ore shipments and milling in November 2007 (see First Metals press releases of November 5, 2007 and November 20, 2007) and are expected to reach commercial production in the first quarter of 2008. Commercial production will trigger a cash payment to Globex of $250,000 and shares of First Metals equal to 10% of the issued capital of the company, or at today's share price an approximate cash value of $4 million. In addition, mining will result in Globex receiving 2% of all the metals produced from the Fabie Bay Mine, or the cash equivalent at Globex's choice as well as 10% of the operational profits once First Metals recovers $10 million in capital costs, something that should be achieved quickly. Also First Metals is working diligently to achieve production at Globex's Magusi River copper-zinc, gold, silver deposit to which similar royalties apply.

In the USA, **Strategic Resource Acquisition Corporation** (SRA) is proceeding toward production at its Tennessee zinc mines in which Globex has a Gross Metal Royalty of 1.4% at LME zinc prices over $1.10 U.S. and 1% at zinc prices between 90¢ U.S. and 1.099¢ U.S. The first mine is expected to start production in the last quarter of 2007 and reach commercial production in the first half of 2008. In addition, Globex owns 632,000 shares of SRA which trade on the Toronto Stock Exchange at approximately $3.36 CDN per share. Strong zinc prices are critical to Globex's revenue stream from this property as Globex has a variable zinc royalty tied to LME zinc prices (see press release of January 17, 2007).

Globex is currently receiving small royalty payments from **Rocmec Mining Inc**. who are slowly working toward production at the Russian Kid Gold Mine in Quebec. Globex has a 5% Net Metal Royalty on the first 25,000 ounces of gold produced and 3% thereafter. While commercial production has so far been elusive, we continue to hope that commercial production will be achieved in time to take advantage of the present high gold prices. Exploration on the property has recently been achieving interesting results especially on the new Boucher gold zone. A recent Rocmec press release reported a core length of 2.4 metres grading 214 g/tonne Au and results are pending on an even wider intersection as announced by Rocmec on November 6, 2007.

**Gold Bullion Development Corporation** has permitting in place to allow them to dewater the Rousseau gold property ramp in order to bulk sample the known gold zone and drill off more mineralization from underground. Globex maintains a 6% Net Metal Royalty on all production from the property. There is no expectation of revenue from this property in the short term other than advance royalty payment of $30,000 per year, which starts in six months (see press release of November 21, 2006).

**Acadian Mining Corporation** is developing the Scotia zinc deposit in Nova Scotia. Globex has a 1% Gross Metal Royalty on all production from the adjoining 4.5 million tonne Getty zinc-lead deposit which is currently being explored by Acadian Mining (see press release of November 15, 2006).

An inferred resource estimate compliant with National Instrument 43-101 based on historical diamond drilling by Getty Mining Northeast Limited, a subsidiary of Getty Oil, is anticipated to be completed before the end of 2007. A current drill program of 100 holes of which 53 have been completed has been undertaken to upgrade the pending inferred resource estimate to the measured and indicated category (see Acadian Press Release of November 16, 2007).

In Quebec, **Osisko Exploration Ltd**. is exploring the East Amphi and Fourax Gold Zones adjoining their huge Malartic Mine project. Globex maintains a 2% Net Smelter Royalty on these gold zones and numerous associated claims. The royalty is subject to a $1.5 million buyout (see press release of April 25, 2007).

Globex has sold two properties, the Bilson-Cubric nickel-platinum-palladium property in La Motte Township, Quebec and the Duvan copper property in Desmeloize Township, Quebec to an as yet

unlisted company called **Exploration Bull's Eye**. Groundwork has been initiated on both land packages and drilling should start shortly on the Bilson-Cubric claims. Globex has received 2 million Bull's Eye shares and maintains a 4% Gross Metal Royalty on all mineral production. Bull's Eye plans to list on a stock exchange prior to year-end (see press release of April 4, 2007).

In Clericy and Aiguebelle Townships, Quebec, **Typhoon Exploration Inc**. is exploring a large package of claims including the Fayolle gold zone. Globex retains a 2% Net Smelter Royalty on the large land package. The royalty is subject to a $2 million buyout (see press release of April 25, 2007).

Recently, Globex and its partner Altai Resources Inc. optioned the Blackcliff gold deposit to **Animiki Resources Inc. and C2C Inc.** In addition to cash and stock payments, Globex and Altai retain a 3% Gross Over Riding Royalty on all production from the property as well as a 10% Net Profits Interest on all production once the optionees recover up to $3.5 million in capital costs (see press release of November 16, 2007). Animiki and C2C Inc. have undertaken confirmation drilling to verify and expand known gold zones with an eye to near term production.

Our option partners continue to explore several of our properties. On the uranium front, **Noront Resources Ltd.** has flown geophysical surveys over our vastly enlarged Hunters Point uranium-gold land package and during the summer performed field follow-up on areas of interest. Aurizon Mines Ltd., who have property directly adjoining our property, announced on November 8, 2007, the discovery of significant uranium, gold and rare earth values on claims directly adjoining our property and, on a structure that extends across our claims.

**Hawk Uranium Inc.** has likewise flown our enlarged Grand Calumet uranium-fluorite property and has done some field follow up. Unfortunately, access to two claims with known uranium mineralization has been impeded and Hawk is working diligently to correct the situation.

**Plato Gold Corp.** has expended over $1 million on our Nordeau East and West gold zones. While results have been good on the West Zone with the best intersection being 7.85 g/t Au over 10 metres, results on the East Zone have been less then expected. Globex has agreed to split the next option payment into three uneven parts in order to allow Plato to concentrate its funds and efforts on exploring the West Zone. Plato recently prepaid the December 31, 2007 payment of $ 25,000. Globex holds 936,500 Plato shares as well as a 2% Net Metal Royalty and a 10% Net Profit Royalty.

**Globex Exploration Activities**

On the exploration front, Globex has completed a drill program on the **Central Cadillac gold property** intersecting several narrow gold sections. We have also compiled the data from our **Ironwood gold zone** and have mandated a NI 43-101 report to guide us in our future exploration, and to give us a grade and tonnage calculation. Upon receipt of the NI 43-101 report, Globex and its partner Queenston Mining will consider their options, which include further drilling, production or some other scenario.

Globex is presently completing a two hole, deep drilling program at its **Vauze copper-zinc-gold-silver property** near Rouyn-Noranda, Quebec. An experimental deep penetration Induced Polarization Survey has indicated two computer-generated anomalies that we feel warrant drilling. To date, the first hole has encountered extremely heavy alteration and scattered metallic mineralization (pyrite and some chalcopyrite) over wide widths. The second hole of the program is targeting a well-defined resistivity anomaly.

At **Normetal**, a 18 hole drill program has been started. Drilling is proving to be very difficult as we are drilling at a shallow angle to the rock fabric, which causes deviation of the drill hole from the target area, and due to heavy faulting and undocumented underground workings. While the program has just begun, some mineralization has been encountered. Assays will be made available over time but backlogs at the laboratory are causing long delays. It is likely that the 18 hole program will be expanded.

Globex recently acquired an option (first year free) on 14 claims in the **Ville-Marie** area of Quebec. The area is being intensively explored by, among others, Superior Diamonds Inc. who have found a number of kimberlites in the area. Previous drilling on the property has identified a large lamprophyre dyke. Historically, there are numerous cases where kimberlites were wrongly identified as lamprophyres. We have completed ground geophysics on the prime area and intend to drill a magnetic signature in the area of the "lamprophyre" shortly.

In **Nova Scotia**, Globex has undertaken an exploration program consisting principally of an induced polarization survey in order to search for anomalies related to several zones of anomalous zinc values. The survey indicated areas of interest and Globex personnel recently visited the property to do field verification and to plan additional work.

We are also working on our **Lyndhurst copper property**. A series of 24 short drill holes tested the #1 copper-silica zone. Copper-silica mineralization was encountered and the drill data is being computerized into a 3D model after which further drilling will be considered. Work may also be undertaken to evaluate the economic potential of the nearby Lyndhurst copper deposit.

To the west on the Lyndhurst property, line cutting has started in preparation for deep penetration IP Survey over the deep pyrite-pyrrhotite-chalcopyrite-sphalerite, "Moses" massive sulphide zone. If the survey delineates the zone and indicates in which direction it extends, further drilling will be undertaken.

Prospecting was undertaken over several months on our **Tonnancour copper-zinc-gold-silver property**. Numerous airborne anomalies were checked on the ground. We are waiting for the final report but, based on what we have seen to date, we have decided to recompile all old data and intend to drill select targets next spring or summer.

Globex also prospected our **Zulapa copper-nickel property** south of Senneterre Quebec. We recompiled the old drilling and expect to drill the property this winter.

We have also studied our **Parbec Gold property** near Malartic, Quebec and have decided to drill the property as soon as a drill becomes available. The property has numerous gold zones and a small gold resource but has never been drilled to depth. Previous work included numerous shallow drill holes (less than 500 feet vertical) and a 1,900 foot ramp. The property straddles the prolific, gold localizing Cadillac Fault and is located just west of Osisko's large Canadian Malartic gold project. Recently, Globex signed a Memorandum of Understanding with a company which wishes to earn an interest in the Parbec property. When or if the agreement is finalized, it will be announced. Drilling on this property should start in about one month's time.

Globex has also engaged the services of a company that performs **aerial, deep penetration geophysical surveys**. Target areas include the Lyndhurst and Vauze properties as well as a very large survey over a strike length of some 40 kilometers in a third area. In total, it is anticipated that over 4,400 kilometers of geophysical surveys will be flown before year-end. Anomalies indicated by the surveys will be acquired if not already owned by Globex and will be part of a major exploration initiative planned for 2008.

As regards Globex's **magnesium property**, Globex withdrew from a proposed financial arrangement to fund a feasibility study. The rising Canadian dollar coupled with a falling U.S. dollar negatively affected the viability of the project. The total project as contemplated has a capital cost of U.S. $1 billion. Part of the reason for the high cost is the use of a robust technology, which does not engender any technology risk. Technology risk has killed several other high profile projects. Considering the present situation, Globex has identified a technology that we think could reduce the project's capital cost by as much as 50%. We are pursuing this technology but due to a confidentiality agreement, are prevented from providing further detail.

While all this has been going on, we have increased the size of several of our properties and acquired a few more while also dropping a few. For example, as announced recently (see Globex press release dated November 20, 2007), Globex acquired 100% interest in the **Donalda Gold Mine** located in Rouyn Township Quebec. This asset brings an additional historical, non NI 43-101 resource to Globex's asset base.

**Summary**

We have started down several avenues that we think will create value for the Company over time. Our staff has been increased to 10 and we have moved to a new office building with sufficient space for our personnel and expanding workload.

The addition of Daniel Bernard as Executive Vice President has brought significant expertise to Globex in both geological sciences and administration and over time will allow a realignment of responsibilities within the organization (see press release of July 2, 2007).

Globex has positioned itself to be an exploration company with revenues from the optioning of its exploration projects and royalties from those that reach commercial production. The success of this approach is based in large part on the ability to acquire assets at good prices and the vending of them to parties who will explore, and if justified, develop them. In addition, metal prices are an important factor as royalty revenue is directly related to metal prices at the time of production. While metal prices may vary over time, and form short term troughs which may negatively affect our revenue stream, the long-term outlook is good with LME base metal stocks significantly below where they were, for example, five years ago (ex.: copper, 800,000 tonnes vs. 181,000 tonnes today, or zinc, 600,000 tonnes vs. 82,000 tonnes today).

The future of Globex is tied to long term metal prices, to continued property acquisitions, property options and payments as well as discovery.

Globex remains an independent company unallied with any brokerage firms. We continue to make money and only rarely issue shares for cash. When we do, we command a price over the market trading price and sell to investment funds or sophisticated investors who are not "day traders".

Our small number of issued shares, cash position, royalty and property holdings and, on-going exploration and development, position Globex for growth over the coming years.

We Seek Safe Harbour.

U.S. Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

**For further information, contact:**

**GLOBEX MINING ENTERPRISES INC.**
**Jack Stoch, P.Geo, Acc. Dir.**
**President & CEO**
**86, 14th Street**
**Rouyn-Noranda, Quebec (CANADA) J9X 2J1**

**Tel.: (819) 797-5242**
**Fax: (819) 797-1470**
**Email: info@globexmining.com**
**Web site: www.globexmining.com**

***Forward Looking Statements***
*Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.*

# ADDENDUM

## Globex's Update on Activities, press release of November 21, 2007

With so many projects going on, we overlooked the Suffield property which is under option to Silver Capital Ag. of Germany.

The property covers a historic copper, zinc, lead, silver, gold producer with a historical non 43-101 resource of 540,000 tonnes grading 91 g/t Ag, 7% Zn, 0.9% Cu, 0.5% Pb and 0.27 g/t Au (Source: MRNQ –MB8520)

Silver Capital has undertaken geophysical surveys on the property and intends to drill some of the indicated anomalies into the first half of 2008.

Globex holds 400,000 shares of Silver Capital and a 3% Net Smelter Royalty on all production.

*END*